02019471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2320 N. St. John's Pt.
(No. and Street)

Hernando, FL 34442
(City) (State) (Zip Code)

RECEIVED APR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravi Gulivindala 352-746-0773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vadehra, Tilak K.
(Name – *if individual, state last, first, middle name*)

225 Broadway, Suite # 711, New York, N.Y. 10007
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SVR SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TILAK K. VADEHRA, CPA

OATH OR AFFIRMATION

I, Ravi Gulivindala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVR Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

VICE PRESIDENT

Title

Notary Public

Patricia D. Striglio

OFFICIAL NOTARY SEAL
PATRICIA D STRIGLIO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC816427
MY COMMISSION EXP. MAR. 29,2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVR SECURITIES INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

Tilak K. Vadehra
CERTIFIED PUBLIC ACCOUNTANT

225 BROADWAY, SUITE #711
NEW YORK, N.Y. 10007
TEL. 212-587-1503
FAX. 212-587-5784
TVADEHRA@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
SVR Securities Inc.

We have audited the accompanying statement of financial condition of SVR Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes asssessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVR Securites, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that SVR Securities, Inc. will continue as a going concern. As discussed in Note 6 to the financial statements, the company has suffered recurrring losses from operations and has accrued expenses and accounts payable in excess of Net Capital as of the financial statements date that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainity.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tilak K. Vadehra

New York, N.Y.
March 13, 2002

SVR SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 1,886
Receivable from brokers and dealers	25,708
Inventory - Securities owned at cost	17,300
Furniture and Equipment, net of accumulated depreciation of $ 9,220 (Note 1c)	3,285
Organization costs, net of accumulated amortization of $ 29,796 (Note 1d)	-
Security deposits	8,000
Other assets	11,666
Total assets	$ 67,845

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 14,899
Total liabilities	14,899
Stockholder's Equity	
Common stock, par value .10 per share; 200 shares, authorized, issued and outstanding	20
Additional paid in capital	139,449
Accumulated Deficit	(86,523)
Total stockholder's equity	52,946
Total liabilities and stockholder's equity	$ 67,845

The accompanying notes are an integral part of this statement.

SVR SECURITIES INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 93,793
Interest	7,039
Other	16,002
Total revenues	116,834
Expenses	
Employee compensation	62,789
Payroll taxes	6,142
Occupancy	16,507
Computer and quotation services	3,809
Dues and subscriptions	3,269
Consulting	1,196
Professional fees	12,150
Depreciation and amortization	1,537
Telephone	11,263
Office expenses	10,520
Advertising	300
Travel and entertainment	9,541
Other expenses	4,333
Total expenses	143,356
Net income/(loss) before income taxes	(26,522)
Provission for income taxes	257
Net income/(loss)	$ (26,779)

The accompanying notes are an integral part of this statement.

SVR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
Balance - January 1, 2001	$ 20	$ 139,449	$ (59,744)	$ 79,725
Additional capital contributions				
Net income / (loss)			(26,779)	(26,779)
Balance - December 31, 2001	$ 20	$ 139,449	$ (86,523)	$ 52,946

The accompanying notes are an integral part of this statement.

SVR SECURITIES INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income/(loss)	$ (26,779)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and Amortization	1,537
(Increase) decrease in assets	
Receivable from broker and dealers	(910)
Inventory-Securities Owned	-
Security deposit	1,200
Other assets	13,852
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	4,393
Total adjustments	20,072
Net cash provided by operating activities	(6,707)
Cash flows from financiang activities	
Additional contribution to capital	-
Cash flows from investing activities	
Purchase of equipment	(2,523)
Increase (decrease) in cash	(9,230)
Cash, begining of year	11,116
Cash, end of year	$ 1,886

Supplemental cash flow information	
Cash paid during the year for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this statement.

SVR SECURITIES INC.
NOTES TO FINANCIAL STAEMENTS
DECEMBER 31, 2001

Note 1 Significant Accounting Policies

(a) Nature of Business

SVR Securities Inc. (the "company") a New York Corporation, is a registered broker/dealer with the National Asssociation of Securities Dealers, Inc. as of December 5, 1994.

The company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker/dealers, and promptly transmits all customer funds and securities to the clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

(c) Depreciation

Depreciation is provided on a straight line basis using estimated useful lives of five to ten years.

(d) Organization costs

Organization costs incurred in connection with the formation of the Company are being amortized over sixty months using the straight line method.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalent as short term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of busines.

Note 1 Significant Accounting policies (Continued)

(f) Income taxes

The company accounts for income taxes under the provision of Statement of Financial Accounting Standards ("SFAS") No. 109, accounting for income taxes. SFAS No.109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in defered tax assets and liabilities.

(g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Note 2 Related Party Transactions

Included in other assets are loans to officers and employees of $ 11,254. This amount has not been repaid to date. These loans do not bear interest.

Note 3 Net Capital Requirement

The Company's Net Capital Requirement, Under Rule 15c3-1 of the Securities and Exchange Commission, was $ 5,000 wheres the Net Capital was $ 12,695 leaving an excess of $ 7,695. The Capital Ratio was computed at 117%.

Note 4 Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers'ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 Corporate Reorganization for the purpose of Relocation

During the year 2000, the company decided to relocate its operations to Florida and for the purpose underwent a corporate reorganization effective January 1, 2001.

Note 6 Going Concern

As of December 31, 2001 the company had Net Capital of $ 12,695 and Accounts Payables and Accrued Expenses of $ 14,899 raising substantial doubt about its ability to continue as a going concern. Management plans call for additional capital contributions by the stockholders.

A copy of the Company's Statement of Fiannacial Condition, as at December 31, 2001 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.

SVR SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2001

Total Stockholder's equity	$ 52,946
Deductions	
Non allowable assets -	
Inventory - Securities owed at cost	17,300
Furniture and equipment - (net)	3,285
Organization costs	-
Security deposits	8,000
Other assets	11,666
	40,251
Hair cuts on Securities	-
Total deductions	40,251
Net capital	12,695
Less: Minimum net capital requirements Greater of $ 5,000 or 6-2/3% of AI	5,000
Capital in excess of all requirements	$ 7,695
Capital ratio - (maximum allowance 1500%) Ratio of aggregate indebtedness to net capital	117%
Aggregate indebtedness	
Accrued expenses and accounts payable	$ 14,899

There were no material variances between this computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is required.

The accompanying notes are an integral part of this statement.

SVR SECURITIES INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

Tilak K. Vadehra
CERTIFIED PUBLIC ACCOUNTANT

225 BROADWAY, SUITE #711
NEW YORK, N.Y. 10007
TEL. 212-587-1503
FAX. 212-587-5784
TVADEHRA@AOL.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
SVR Securities Inc.

Gentlemen:

In planning and peforming our audit of the financial statements of SVR Securities, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by SVR Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceding paragraph. In fulfillig this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A materiall weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tilak K. Vadehra

New York, N.Y.
March 13, 2002